Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, PA 19103-2921
Tel: 215.963.5000
Fax: 215.963.5001

www.morganlewis.com

January 5, 2009

VIA EDGAR

Ms. Ivette Leon
Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:    RCM Technologies, Inc.

Form 10-K for the Fiscal Year Ended December 29, 2007

Filed March 20, 2008

Form 10-Q for the Quarterly Period Ended September 27, 2008

Filed November 13, 2008

File No. 1-10245

Dear Ms. Leon:

I am writing to confirm our voice messages to one another over the last several days regarding our request that RCM Technologies, Inc. be provided additional time to respond to the Staff’s letter of December 30, 2008 to Kevin Miller regarding the above-referenced filings. In this regard, RCM has advised us that it will provide a response by January 16, 2009. We appreciate the Staff’s courtesy in this matter.

Sincerely,

/s/ Justin W. Chairman

Justin W. Chairman

cc: Mr. Kevin Miller